CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$28,000,000	$3,606.40

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933
Pricing Supplement dated July 11, 2014 (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$28,000,000 Notes Due January 21, 2015 Linked to the DAX® Index Global Medium-Term Notes, Series A
General
•
The Notes are designed for investors who seek a return based on the performance of the DAX® Index over the term of the Notes, as reduced by the Adjustment Factor (as described herein).  Investors should be willing to forgo interest and dividend payments and, if the Underlier does not increase by at least approximately 0.271%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing January 21, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The Notes priced on July 11, 2014 (the “Pricing Date”) and are expected to issue on or about July 16, 2014 (the “Issue Date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset:	The DAX® Index (Bloomberg ticker symbol “DAX <Index>”) (the “Underlier”)
Payment at Maturity:
You will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will reflect the performance of the Underlier, as reduced by the Adjustment Factor, calculated as follows:
$1,000 × (1+ Underlier Return) × Adjustment Factor
If the Final Underlier Value does not increase from the Initial Underlier Value by at least approximately 0.271%, you will lose some or all of your investment at maturity.
Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Adjustment Factor:	99.73%
Initial Underlier Value:	9,666.34, which is the closing level of the Underlier on the Pricing Date
Final Underlier Value:	The closing level of the Underlier on the Final Valuation Date
Final Valuation Date†:	January 15, 2015
Maturity Date†:	January 21, 2015
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741UGA6 / US06741UGA60
†
The Final Valuation Date and the Maturity Date are subject to postponement.  See “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date.

	Initial Issue Price1	Price to Public	Agent’s Commission2	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.00%	100.00%
Total	$28,000,000	$28,000,000	$0	$28,000,000
1
Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is $998.10 per Note.  The estimated value is less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-9 of this pricing supplement.

2
Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisors or managers of those accounts based on the amount of assets held in those accounts, including the Notes.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus supplement dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The table and examples set forth below reflect the Initial Underlier Value of 9,666.34 and assume the Final Underlier Values as set forth below.  The actual Final Underlier Value will be determined on the Final Valuation Date.  Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Payment at Maturity	Total Return on Notes
12,082.93	25.000%	$1,246.63	24.663%
11,599.61	20.000%	$1,196.76	19.676%
11,116.29	15.000%	$1,146.90	14.690%
10,149.66	5.000%	$1,047.17	4.717%
9,908.00	2.500%	$1,022.23	2.223%
9,714.67	0.500%	$1,002.29	0.229%
9,692.54	0.271%	$1,000.00	0.000%
9,676.01	0.100%	$998.30	-0.170%
9,666.34	0.000%	$997.30	-0.270%
9,183.02	-5.000%	$947.44	-5.257%
8,699.71	-10.000%	$897.57	-10.243%
8,216.39	-15.000%	$847.71	-15.230%
7,733.07	-20.000%	$797.84	-20.216%
6,766.44	-30.000%	$698.11	-30.189%
5,799.80	-40.000%	$598.38	-40.162%
4,833.17	-50.000%	$498.65	-50.135%
3,866.54	-60.000%	$398.92	-60.108%
2,899.90	-70.000%	$299.19	-70.081%
1,933.27	-80.000%	$199.46	-80.054%
966.63	-90.000%	$99.73	-90.027%
0.00	-100.000%	$0.00	-100.000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: The value of the Underlier increases from the Initial Underlier Value of 9,666.34 to a Final Underlier Value of 10,149.66, resulting in an Underlier Return of 5.000%.

The investor receives a payment at maturity of $1,047.17 per $1,000 principal amount Note, calculated as follows:

$1,000 × (1 + Underlier Return) × 99.73%

$1,000 × (1 + 5.000%) × 99.73% = $1,047.17

The total return on the Notes is 4.717%.

Example 2: The value of the Underlier decreases from the Initial Underlier Value of 9,666.34 to a Final Underlier Value of 5,799.80, resulting in an Underlier Return of -40.000%.

The investor receives a payment at maturity of $598.38 per $1,000 principal amount Note, calculated as follows:

$1,000 × (1 + Underlier Return) × 99.73%

$1,000 × (1 + -40.000%) × 99.73% = $598.38

The total return on the Notes is -40.162%.

Example 3: The value of the Underlier increases from the Initial Underlier Value of 9,666.34 to a Final Underlier Value of 9,676.01, resulting in an Underlier Return of 0.100%.

The investor receives a payment at maturity of $998.30 per $1,000 principal amount Note, calculated as follows:

$1,000 × (1 + Underlier Return) × 99.73%

$1,000 × (1 + 0.100%) × 99.73% = $998.30

The total return on the Notes is -0.170%.

Selected Purchase Considerations

•
Market Disruption Events and Adjustments — The Underlier, the closing level of the Underlier, the Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o
For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities.”  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a market disruption event on such date; and

o	For a description of further adjustments that may affect the Underlier, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices.”

Tax Consequences — You should review carefully the sections entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” in the accompanying prospectus supplement.  The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.  The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier.  Assuming this treatment is respected, gain or loss on your Notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of Notes at the original issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected.

Even if the Notes are treated as prepaid forward contracts, due to the lack of controlling authority there remain significant additional uncertainties regarding the tax consequences of your ownership and disposition of the Notes.  For instance, you might be required to include amounts in income during the term of your Notes and/or to treat all or a portion of the gain or loss on the taxable disposition of your Notes as ordinary income or loss.  In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether investors in short-term instruments should be required to accrue income.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or any of the securities composing the Underlier.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o	“Risk Factors—Risks Relating to All Securities”;

o	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

o
“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds.”

In addition to the risks discussed under the headings above, you should consider the following:

•
You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity.  If the Final Underlier Value does not increase from the Initial Underlier Value by at least approximately 0.271%, the Notes will be exposed to the decline in the Underlier, as reduced by the Adjustment Factor, and you will lose some or all of your investment at maturity.

•
The Adjustment Factor Will Diminish Any Increase in the Value of the Underlier and Magnify Any Decline in the Value of the Underlier — The Adjustment Factor will diminish any increase in the value of the Underlier and magnify any decline in the value of the Underlier.  For each 1% that the Final Underlier Value is greater than the Initial Underlier Value, the return on the Notes will increase by less than 1%.  In addition, for each 1% that the Final Underlier Value is less than the Initial Underlier Value, you will lose more than 1% of your principal amount, provided that the payment at maturity will not be less than zero.

•
Credit of Issuer — The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•
Lack of Liquidity — The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•
Suitability of the Notes for Investment — You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•
The Payment at Maturity on Your Notes Is Not Based on the Value of the Underlier at Any Time Other Than the Final Valuation Date — The Final Underlier Value and the Underlier Return will be based solely on the closing level of the Underlier on the Final Valuation Date relative to the Initial Underlier Value (subject to adjustments as described in the prospectus supplement). Therefore, if the value of the Underlier drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had the payment at maturity been linked to the value of the Underlier at a time prior to such drop or after the value of the Underlier has recovered. Although the value of the Underlier on the Maturity Date or at other times during the life of your Notes may be higher than the closing level on the Final Valuation Date, you will not benefit from the value of the Underlier at any time other than on the Final Valuation Date.

•
Owning the Notes Is Not the Same as Owning the Securities Composing the Underlier — The return on your Notes may not reflect the return you would realize if you actually owned the securities composing the Underlier.  For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends, or any other distributions or other rights that holders of the securities composing the Underlier would have.

•
No Direct Exposure to Fluctuations in Foreign Exchange Rates — The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the securities composing the Underlier are denominated, although any currency fluctuations could affect the performance of the Underlier.  Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•
Non-U.S. Securities Markets Risks — The securities composing the Underlier are issued by non-U.S. companies in non-U.S. securities markets. These securities may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Underlier, which may have an adverse effect on the Notes. Also, the public availability of information concerning the Issuers of the securities composing the Underlier will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the securities composing the Underlier may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	the dividend rate on the securities composing the Underlier;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory or judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

•
The Estimated Value of Your Notes Is Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is lower than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•
The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•
The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•
The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•
We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•
The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected. Even if the Notes are treated as prepaid forward contracts, due to the lack of controlling authority there remain significant additional uncertainties regarding the tax consequences of your ownership and disposition of the Notes.  For instance, you might be required to include amounts in income during the term of your Notes and/or to treat all or a portion of the gain or loss on the taxable disposition of your Notes as ordinary income or loss.  In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  You should review carefully the sections of the accompanying prospectus supplement entitled “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” and, if you are a non-U.S. holder, “—Tax Treatment of Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The Underlier is a total return index comprised of the 30 largest and most actively traded companies that are listed at the FWB® Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange).  For more information about the Underlier, see “Annex A—The DAX® Index” below.

The following table sets forth the quarterly high and low closing levels for the Underlier, based on daily closing levels of the Underlier, as reported by Bloomberg, without independent verification. The closing level of the Underlier on July 11, 2014 was 9,666.34. The historical performance of the Underlier should not be taken as an indication of the future performance of the Underlier during the term of the Notes, including on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	7,949.11	6,182.30	6,534.97
4/1/2008	6/30/2008	7,225.94	6,418.32	6,418.32
7/1/2008	9/30/2008	6,609.63	5,807.08	5,831.02
10/1/2008	12/31/2008	5,806.33	4,127.41	4,810.20
1/1/2009	3/31/2009	5,026.31	3,666.41	4,084.76
4/1/2009	6/30/2009	5,144.06	4,131.07	4,808.64
7/1/2009	9/30/2009	5,736.31	4,572.65	5,675.16
10/1/2009	12/31/2009	6,011.55	5,353.35	5,957.43
1/1/2010	3/31/2010	6,156.85	5,434.34	6,153.55
4/1/2010	6/30/2010	6,332.10	5,670.04	5,965.52
7/1/2010	9/30/2010	6,351.60	5,816.20	6,229.02
10/1/2010	12/31/2010	7,077.99	6,134.21	6,914.19
1/1/2011	3/31/2011	7,426.81	6,513.84	7,041.31
4/1/2011	6/30/2011	7,527.64	7,026.85	7,376.24
7/1/2011	9/30/2011	7,471.44	5,072.33	5,571.68
10/1/2011	12/31/2011	6,346.19	5,216.71	5,898.35
1/1/2012	3/31/2012	7,157.82	6,017.23	6,946.83
4/1/2012	6/30/2012	7,056.65	5,969.40	6,416.28
7/1/2012	9/30/2012	7,451.62	6,387.57	7,216.15
10/1/2012	12/31/2012	7,672.10	6,950.53	7,612.39
1/1/2013	3/31/2013	8,058.37	7,581.18	7,795.31
4/1/2013	6/30/2013	8,530.89	7,459.96	7,959.22
7/1/2013	9/30/2013	8,694.18	7,806.00	8,594.40
10/1/2013	12/31/2013	9,589.39	8,516.69	9,552.16
1/1/2014	3/31/2014	9,742.96	9,017.79	9,555.91
4/1/2014	6/30/2014	10,028.80	9,173.71	9,833.07
7/1/2014	7/11/2014*	10,029.43	9,659.13	9,666.34
*Information for the third calendar quarter of 2014 includes data for the period from July 1, 2014 through July 11, 2014. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2014.

The graph below illustrates the performance of the Underlier from January 2, 2008 to July 11, 2014, based on the daily closing levels of the Underlier.  We obtained the closing levels below from Bloomberg, without independent verification.  Historical performance of the Underlier is not an indication of future performance.  Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the closing level of the Underlier during the term of the Notes, including on the

Final Valuation Date.  We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the Agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Pricing Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent commits to take and pay for all of the Notes, if any are taken. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisors or managers of those accounts based on the amount of assets held in those accounts, including the Notes.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of June 20, 2014, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on June 20, 2014, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP.  A telephone search with the Companies Court in London of the Central Index of Winding Up Petitions on July 8, 2014 revealed an outstanding petition against Barclays Bank PLC (the petition was filed on July 7, 2014).  The hearing for this petition (reference number 4882/2014) is set for September 8, 2014.  If not dismissed, this petition may materially affect the matters opined on in the above referenced opinion of Davis Polk & Wardwell London LLP.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated June 20, 2014, which has been filed as an exhibit to the report on Form 6-K referred to above.

Annex A – The DAX® Index

The DAX® Index (the “Index”) comprises the 30 largest and most actively traded companies listed on the Frankfurt Stock Exchange.  These companies are selected from the continuously traded companies in the Prime Standard Segment that meet certain selection criteria.  To be listed in the Prime Standard, a company must meet minimum statutory requirements, which include the regular publication of financial reports, and must satisfy additional transparency requirements.  The reference date of the Index is December 30, 1987. The Index is reported by Bloomberg L.P. under the ticker symbol “DAX.”

The Index is capital-weighted, meaning the weight of any individual issue is proportionate to its respective share in the overall capitalization of all index component issuers.  The weight of any single company is capped at 10% of the Index capitalization, measured quarterly.  Weighting is based exclusively on the free float portion of the issued share capital of any class of shares involved.  Both the number of shares included in the issued share capital and the free float factor are updated on one day each quarter (the “chaining date”).  The Index is a performance (i.e. total return) index, which reinvests all income from dividend and bonus payments in the index portfolio.

Methodology of the Index

The Working Committee for Equity Indices and the Management Board of Deutsche Börse

The Working Committee for Equity Indices (the “Committee”) advises Deutsche Börse AG (“Deutsche Börse”) on all issues related to the Index, recommending measures that are necessary in order to ensure the relevance of the Index range and the correctness and transparency of the Index calculation process. In accordance with the various rules, the Committee pronounces recommendations in respect of the composition of the Index. However, any decisions on the composition of and possible modifications to the Index are exclusively taken by the Management Board of Deutsche Börse (the “Board”).  These decisions are published in a press release and on Deutsche Börse’s publicly available website at www.deutsche-boerse.com in the evening after the Committee has concluded its meeting. Information contained in Deutsche Börse’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.  We have not participated in the preparation of, or independently verified, any information contained on

Deutsche Börse’s website.

The Committee’s meetings usually take place on the third trading day in each of March, June, September and December.  The date for the respective next meeting is announced via a press release on Deutsche Börse’s website on the evening of the current meeting.

The so-called “equity index ranking” is published monthly by Deutsche Börse, containing all relevant data in respect of the key criteria order book turnover and market capitalization. This publication also serves the Committee as a basis for decision-making at its quarterly meetings. It is produced at the beginning of each month and published via the Internet.

Free Float

For the determination of the free float portion used to weight a company’s class of shares in the Index and for the ranking lists, the following definition applies:

1. All shareholdings of an owner which, on an accumulated basis, account for at least 5% of a company’s share capital attributed to a class of shares are considered to be non-free float.  Shareholdings of an owner also include shareholdings:

•      held by the family of the owner as defined by section §15a of the German Securities Trading Act (“WpHG”);

•      for which a pooling has been arranged in which the owner has an interest;

•      managed or kept in safe custody by a third party for account of the owner; and

•      held by a company which the owner controls as defined by section 22(3) of the WpHG.

2. The definition of “non-free float”—irrespective of the size of a shareholding—covers any shareholding of an owner that is subject to a statutory or contractual qualifying period of at least six months with regard to its disposal by the owner. This applies only during the qualifying period. Shareholdings as defined by No. 1 above are counted as shareholdings for the calculation according to No. 1. Shares held by the issuing company (treasury shares) are always considered as block holdings and are not part of the free float of the share class.

3. As long as the size of such a shareholding does not exceed 25% of a company’s share capital, the definition of free float includes all shareholdings held by:

•      asset managers and trust companies;

•      investment funds and pension funds; and

•      capital investment companies or foreign investment companies in their respective special fund assets with the purpose of pursuing short-term investment strategies. Such shares, for which the acquirer has at the time of purchase clearly and publicly stated that strategic goals are being pursued and that the intention is to actively influence the company policies and ongoing business of the company, are not considered as such a short-term investment. In addition, shares having been acquired through a public purchase offer are not considered as short-term investment. This does not apply to shareholdings managed or held in safe custody according to No. 1, or to venture capital companies, or other assets serving similar purposes. The shareholdings as defined by No. 1 above are not counted as shareholdings for the calculation according to No. 1.

4. In the case of an ongoing takeover, shares that are under the control of the overtaking companies via derivatives will also be considered for the determination of the stock’s free float. The derivatives need to be subject to registration according to legislation in the WpHG and the German Securities Acquisition and Takeover Act (“WpUG”).

The various criteria in Nos. 1 to 4 are also fully applied to classes of shares that are subject to restrictions of ownership.

Index Composition

Selection Criteria

To be included or to remain in the Index, companies have to satisfy certain prerequisites. All classes of the company’s shares must:

•      be listed in the Prime Standard Segment on the Frankfurt Stock Exchange;

•      be traded continuously on Deutsche Börse’s electronic trading system Xetra®; and

•      show a free float portion of at least 10%.

If, for any company, more than one class of shares fulfils the above criteria, only the respective larger or more liquid class can be included in the Index.  Moreover, companies must either:

•	have their headquarters (or operating headquarters) in Germany; or

•	have a major share of the stock exchange turnover at the Frankfurt Stock Exchange and their juristic headquarters in the European Union (“EU”) or in a European Free Trade Association (“EFTA”) state.

Operating headquarters is defined as the location of management or company administration, in part or in full. If a company has its operating headquarters in Germany, but not its registered office, this must be publicly identified by the company. The major trading turnover requirement is met if at least 33% of aggregate turnover inside the EU or in an EFTA state over the past twelve months took place on the Frankfurt Stock Exchange, including Xetra®.  The total aggregate turnover per company includes the trading turnover generated for all listings of this company on regulated exchanges or multilateral trading facilities inside the EU or in an EFTA State.

To preserve the character of the Index, the Board reserves the right to exclude certain companies from the Index in coordination with the Committee.  One possible reason for such an exclusion could be that the applicable company is a foreign holding company with headquarters in Germany, but a clear focus on business activities abroad.

For companies already part of the Index, the above paragraph does not apply.

Companies that satisfied the prerequisites listed above are selected for inclusion in the Index according exclusively to the following two key criteria:

•	order book turnover on Xetra® and in Frankfurt floor trading (within the preceding twelve months); and

•
free float market capitalization (determined using the average of the volume-weighted average price (“VWAP”) of the last 20 trading days prior to the last day of the month) on the last trading day of each month.

Taking these criteria into account, the Committee submits proposals to the Board to leave the current composition of the Index unchanged or to effect changes. The final decision as to whether or not to replace an index component issue is taken by the Board. Such decisions will be directly reflected in the respective rankings.

Adjustments to Index Composition

Ordinary adjustments to the Index are made once each year in September, based on the following criteria:

•
Regular Exit (40/40 rule): an index component issue is removed from the Index if its ranking in either exchange turnover or market capitalization is worse than 40, provided that there is an advancing issue ranking 35 or better in both criteria.

•
Regular Entry (30/30 rule): a company can be included in the Index if it ranks 30 or better in both exchange turnover and market capitalization, provided there is an index component with a ranking worse than 35 in at least one criterion.

Furthermore, under the “fast-entry” and “fast-exit” rules, which are applied in March, June, September and December:

•
Fast Exit (45/45 rule): an index component issue is removed from the Index if its ranking in either exchange turnover or market capitalization is worse than 45, provided that an advancing issue ranks 35 or better in both criteria (35/35).  If no such issue exists, the successor is determined by applying the criteria (35/40) and (35/45) successively.  If no suitable issue can be found, no substitution will be carried out.

•
Fast Entry (25/25 rule): a company can be included in the Index if it ranks 25 or better in both exchange turnover and market capitalization.  In return, the index component issue with a ranking worse than 35 in one criterion and the lowest market capitalization is removed.  Where no such issue exists, the respective component issue with the lowest market capitalization is removed from the Index instead.

In cases where there are several companies meeting the criteria for any of the above rules, the best and worst candidates according to market capitalization are included or removed from the Index, respectively.  In exceptional cases, including takeovers announced at short notice or significant changes in a company’s free float, the Board may—in agreement with the Committee—deviate from these rules.

Based on the rankings and further criteria involved, the Committee recommends in these cases if—and if so, against which issuer—

such company is to be admitted to the Index.

Finally, extraordinary adjustments to the index composition have to be performed, regardless of the “fast-exit” or “fast-entry” rules, upon occurrence of specific events, such as insolvency.  In addition, a company can be removed immediately if its index weight based on the actual market capitalization exceeds 10% and its annualized 30-day volatility exceeds 250%. The relevant figures are published by Deutsche Börse on a daily basis. The Board, in agreement with the Committee, may decide on the removal and may replace the company two full trading days after the announcement.

Adjustments are also necessary in two scenarios in the mergers and acquisitions context:

•
if an absorbing or emerging company meets basis criteria for inclusion in the Index, as soon as the free float of the absorbed company falls below 10%, the company is removed from the Index under the ordinary or extraordinary adjustments described above. The absorbed company is replaced by the absorbing or emerging company on the same date ; and

•
if an absorbing company is already included in the Index or does not meet the basis criteria for inclusion in the Index, as soon as the free float of the absorbed company falls below 10%, the company is removed from the Index under the ordinary or extraordinary adjustments described above.  On the same date, the absorbed company is replaced by a new company determined by the Fast Exit Rule.

The weight of the company represented in the Index is adjusted to the new number of shares on the quarterly date after the merger has taken place.

Index Calculation

The Index is weighted by market capitalization; however, only freely available and tradable shares (“free float”) are taken into account. The Index is a performance (i.e. total return) index, which reinvests all income from dividend and bonus payments in the index portfolio.

The Index Formula

The Index is conceived according to the Laspeyres formula set out below:

Indext	=	KT ×	∑pit × ffiT × qiT × cit	× Base
∑pi0 × qi0

whereby:

cit	=	Adjustment factor of company i at time t
ffiT	=	Free float factor of share class i at time T
n	=	Number of shares in the Index
pi0	=	Closing price of share i on the trading day before the first inclusion in the Index
piT	=	Price of share i at time t
qi0	=	Number of shares of company i on the trading day before the first inclusion in the Index
qiT	=	Number of shares of company i at time T
t	=	Calculation time of the Index
KT	=	The Index chaining factor valid as of chaining date T
T	=	Date of the last chaining

The formula set out below is equivalent in analytic terms, but designed to achieve relative weighting:

The Index calculation can be reproduced in simplified terms by using the expression Fi:

•      Multiply the current price by the respective Fi weighting factor;

•      Take the sum of these products; and

•      Divide this by the base value (A) which remains constant until a modification in the Index composition occurs.

The Fi factors provide information on the number of shares required from each company to track the underlying index portfolio.

Calculation Frequency

Index calculation is performed on every exchange trading day in Frankfurt, using prices traded on Deutsche Börse’s electronic trading system Xetra®, whereby the last determined prices are used. The Index is calculated continuously once a second or once a minute.  The Index is distributed as soon as current prices are available for all 30 index components included in the Index (but no later than 9:03 a.m.). As long as opening prices for individual shares are not available, the particular closing prices of the previous day are taken instead for calculating the Index.

In the event of a suspension during trading hours, the last price determined before such a suspension is used for all subsequent computations. If such suspension occurs before the start of trading, the closing price of the previous day is taken instead. The “official” closing index level is calculated using the respective closing prices (or last prices) established on Xetra®.

Adjustments

The Index is adjusted for exogenous influences (e.g. price-relevant capital changes) by means of certain correction factors, assuming a reinvestment according to the “opération blanche.” If the absolute amount of the accumulated distributions (dividends, bonus and special distributions, spin-offs or subscription rights on other security-classes) between two regular chaining dates accounts for more than 10% of the market capitalization of the distributing company on the day before the first distribution, the part of the distribution exceeding the 10% will not be reinvested in a single stock but in the overall index portfolio per unscheduled chaining date.

Licensing Agreement with Deutsche Börse

These Notes are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse.  Deutsche Börse does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the Index, its underlying index data and/or the index trademark nor regarding the closing value of the Index at a certain point in time or on a certain date nor in any other respect. The Index and its underlying index data are calculated and published by Deutsche Börse. Nevertheless, as far as admissible under statutory law Deutsche Börse will not be liable vis-a-vis third parties for potential errors in the Index or its underlying index data. Moreover, there is no obligation for Deutsche Börse vis-a-vis third parties, including investors, to point out potential errors in the Index. Neither the publication of the Index by Deutsche Börse nor the granting of any right to use the Index, its underlying index data as well as the index trademark for the utilization in connection with these Notes or other securities or financial products, which derived from the Index, represents a recommendation by Deutsche Börse for a capital investment or contains in any manner a warranty or opinion by Deutsche Börse with respect to the attractiveness on an investment in this product. In its capacity as sole owner of all rights to the Index, its underlying index data, and the index trademark Deutsche Börse has solely granted to the issuer of these Notes the utilization of the index data and the index trademark as well as any reference to the index data and the index trademark in connection with these Notes.